Exhibit 99.1

Media Release

March 26, 2013

TELUS intends to redeem 2014 Notes early

C$700 million 4.95 per cent Notes due May 15, 2014 being redeemed a year early

Vancouver, B.C. - TELUS announced today its intention to exercise its right to redeem, in whole or in part, its Canadian dollar denominated $700 million 4.95 per cent Notes due May 15, 2014 a year early, on May 15, 2013 (the “Notes”, CUSIP No. 87971MAJ2). The Notes were issued in May 2009. The redemption price will be based on the Government of Canada Yield, as defined in the trust indenture pursuant to which such Notes were issued. Note-holders will also receive the regularly scheduled semi-annual interest payment on May 15, 2013.

TELUS plans to finance the redemption through a new debt issue and/or funds available under its existing credit facilities. Unanticipated developments or circumstances beyond TELUS’ control could affect its intended redemption of the Notes and there is no assurance that the redemption will be completed. TELUS will only become obligated to complete the redemption once it gives notice of redemption in accordance with the governing trust indenture. This notice must be issued not less than 30 nor more than 60 days prior to the anticipated redemption date of May 15, 2013. TELUS will make an announcement as to the principal amount of the Notes to be redeemed and the redemption date when it gives notice of redemption.

This media release is for informational purposes only and shall not constitute an offer to buy or the solicitation of an offer to buy any of these securities.

Forward Looking Statements

This media release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, including the completion of the early redemption of the 4.95 per cent Notes due May 15, 2014, and are therefore subject to risks and uncertainties which could cause actual amounts, results, performance or achievements to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS’ reports, public disclosure documents, including TELUS’ Management’s discussion and analysis and Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $10.9 billion of annual revenue and 13.1 million customer connections including 7.7 million wireless subscribers, 3.4 million wireline network access lines, 1.4 million Internet subscribers and 678,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 697-8107

ir@TELUS.com

Shawn Hall

TELUS Social and Media Relations

(604) 697-8176

Shawn.Hall@TELUS.com